 Integra Resources Corp.

Management's Discussion and Analysis

For the Years Ended

December 31, 2018 and 2017

Expressed in Canadian Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the year ended December 31, 2018, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance and present and future business environment.

This MD&A has been prepared by management as at April 25, 2019 and should be read in conjunction with the audited consolidated financial statements of Integra for the years ended December 31, 2018 and 2017 prepared in accordance with International Financial Reporting Standards ("IFRS"). Further information on the Company can be found on SEDAR at www.sedar.com and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar gold and silver project ("DeLamar Project"), consisting of the neighbouring DeLamar Deposit and Florida Mountain Deposit in the heart of the historic Owyhee County mining district in south western Idaho. The management team comprises the former executive team from Integra Gold Corp.

As at April 25, 2019, the directors and officer of the Company were:

George Salamis	President, Director and CEO
Stephen de Jong	Chairman and Director
Andrée St-Germain	CFO and Corporate Secretary
Max Baker	Vice President Exploration
Timothy Arnold	Vice President Project Development
David Awram	Director
Timo Juristo	Director
Anna Ladd-Kruger	Director

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company trades on the TSX Venture, under the trading symbol "ITR" and trades in the United States on the OTCQX under the stock symbol "IRRZF".

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

2018 IN REVIEW

New Board Appointments

The Company strengthen its Board in 2018 with the additions of Mr. George Salamis and Mr. Timo Jauristo in March 2018, and Ms. Anna Ladd-Kruger in December 2018.

Black Sheep Claims

In the last quarter of 2018, the Company staked a number of the Black Sheep claims. The staking was completed in early 2019.

Option Agreement to Acquire War Eagle Mountain

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments, as per the following schedule:

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017
   US$20,000 cash at execution of the option agreement (C$27,284 - paid in December 2018);
   US$20,000 cash on the six-month anniversary;
   US$30,000 cash on the one-year anniversary;
   US$30,000 cash on the second anniversary;
   US$30,000 cash on the third anniversary; and
   US$70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

Raised Gross Proceeds of ~ $17 million

On November 6, 2018, the Company closed a brokered offering of 14,375,000 common shares at an issue price of $0.80 per common share for gross proceeds of $11,500,000.

On October 31, 2018, the Company completed a non-brokered offering of 6,867,600 special warrants at an issue price of $0.80 per special warrant for gross proceeds of $5,494,080. The special warrants were converted into 6,867,600 free trading common shares, for no additional consideration, on November 15, 2018.

Acquisition of Florida Mountain - Empire and Banner Claims

The Company completed the purchase of the Florida Mountain Empire Claims in January 2018 and paid US$1.6 million (C$2.2 million) at closing. The Empire Claims are 100% royalty-free and encompass the TradeDollar - Black Jack vein system, the major historic underground producer at the Florida Mountain Deposit. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 for the total consideration of US$0.4 million (C$0.5 million).

Florida Mountain Deposit Resource Estimate

In February 2018, Integra completed an updated resource estimate that included resources from the Florida Mountain Deposit. This estimate added an additional 36,605,000 tonnes of inferred resources from the Florida Mountain Deposit grading 0.57 g/t gold and 14.12 g/t silver at a cut-off grade of 0.3 g/t AuEq, for 675,000 contained ounces of gold and 16.6 million contained ounces of silver, or 870,541 ounces AuEq.

In March 2018, Integra filed a NI 43-101 Technical report for the maiden Florida Mountain gold-silver inferred resource estimate, as un update to the DeLamar Project NI 43-101 published in 2017.

Please refer to the Properties section below for further details.

2018 Exploration Program

Surface exploration plans for the year 2018 originally included drilling 20,000 m but, given encouraging results, the program was expanded in Q4 2018 and reached 23,464 m in 76 drill holes in 2018.

Reverse circulation ("RC") drilling commenced at DeLamar in early February 2018. Two additional diamond drill rigs were brought to site in May and June 2018 respectively, and drilling commenced at Florida Mountain in June with one diamond drill rig. The Company received drill permissions from the Idaho Department of Lands within 4-5 weeks of submission. The rapid approvals required to initiate drilling exemplified Idaho's concise and efficient exploration permitting processes, reinforcing its rank as a top mining jurisdiction in North America.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Due in large part to particularly strong drilling success at Sullivan Gulch, outlined below in greater detail, a considerable portion of the 2018 drill program meterage originally outlined for Florida Mountain was reallocated to the DeLamar Deposit exploration program. The Company completed a total of 20,543 m of drilling at the DeLamar Deposit and 2,922 m at the Florida Mountain Deposit in 2018.  Drilling at DeLamar  occured at multiple targets including Glenn Silver, Sommercamp, Henrietta, Milestone and Sullivan Gulch.

To test the effectiveness of Induced Polarization ("IP") surveys as an exploration tool at DeLamar, the Company conducted several IP surveys following the northwest - southeast striking trend line of the existing inferred resource.  The results revealed an IP chargeability anomaly that correlated very closely with the known gold-silver inferred resource on the property. This IP chargeability, given the extent of the current survey lines, is 3 km long and extends past the known resource to the northwest, and to the southeast in to Sullivan Gulch. The chargeability anomaly at Sullivan Gulch extends to the border where Integra's patented claim and BLM ground meet. The latest Sullivan Gulch drill results announced by the Company on January 10, 2019 (IDM18-059, see the details on page #6) were drilled at the extent of the current anomaly, in close proximity to this border.  Subsequent to drilling drill hole IDM18-059, the Company has received permits for the bordering BLM ground to the southeast, and plans to undertake further IP surveying and drill testing in that area in 2019.

The IP survey also revealed a chargeability anomaly 500 m to the west of the known resource boundary at the DeLamar Deposit. This anomaly, named the Henrietta target, correlates with historic workings including a hand-dug shaft and remnants of a mill. The discovery of the Henrietta target as well as additional highly prospective geological findings further west and north has resulted in the Company staking additional land to the northwest (Black Sheep District). This newly staked land extends 6 km northwest of DeLamar and includes several mineralized centers consisting of outcropping high-level epithermal veins and sinters. Geological mapping of this newly staked land indicates the preservation of the paleosurface relative to the timing and emplacement of epithermal mineralization in the district. The current paleo-geology model highlights strong exploration potential estimated to be 200m beneath the current surface.  Historic drilling in the area was generally shallow, only testing the upper 100m of the system. The Company announced on October 10, 2018 the discovery of a wide and shallow high-grade silver and gold zone result from the Henrietta Target (see the details on page #7).

The Company engaged McClelland Laboratories to conduct metallurgical studies on mineralized material from DeLamar and Florida Mountain. This metallurgical test work commenced during the third quarter of 2018 and includes column leach testing, scoping mill testing and bond ball mill work index testing, and will provide part of the framework for future economic studies at the project. The testing will provide processing options for the Company, including the amenability of heap leaching for the existing low-grade resource at the DeLamar and Florida Mountain Deposits.

The Company also significantly increased its land package in 2018, notably through the acquisitions of the Black Sheep District and the War Mountain Property.

DeLamar Exploration Results - Sullivan Gulch area

Exploration results were first announced on May 10, 2018, publishing assays from the DeLamar Deposit. Several significant results were reported from the Sullivan Gulch area within the DeLamar Deposit, including:

  1.20 g/t gold equivalent ("AuEq")* over 150.88 m;
  1.19 g/t AuEq* over 140. 21 m; and

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017
  1.05 g/t AuEq* over 91.44 m.

*Gold equivalent = g Au/t + (g Ag/t ÷ 85)

The Company, encouraged by the initial findings at Sullivan Gulch, completed a second fence of drill holes 100 m to the southeast of the previously released drill assays. The results from this fence of drill holes, located on the outer edge of the existing inferred resource estimate at DeLamar, were released on June 25, 2018 and included:

  2.16 g/t AuEq* over 220.98 m; and
  1.74 g/t AuEq* over 198.12 m.

*Gold equivalent = g Au/t + (g Ag/t ÷ 85)

These June 25, 2018 drill results were completed on the southeast extension of the Sullivan Gulch zone and continue to expand a zone of variably oxidized, intense gold-silver mineralization averaging 100 m to 200 m thick and dipping steeply to the southwest.

The Company announced on September 18, 2018 a third fence of drilling results from the Sullivan Gulch zone as well as results from SW DeLamar, Sommercamp and Glenn Silver. These results were from 8,400 m of drilling in 34 drill holes. Highlights of this drilling included:

  IDM18_052 : 1.33 g/t AuEq* over 195.99 m incl 5.40 g/t AuEq over 10.51 m, 10.58 g/t AuEq over 7.31 m, and 11.45 g/t AuEq over 2.29 m
  IDM18_046 : 1.41 AuEq g/t over 144.78 m, incl 12.69 g/t AuEq over 9.15 m
  IDM18_047 : 1.21 AuEq g/t over 179.83 m incl 3.38 g/t AuEq g/t over 25.91 m
  IDM18_048 : 0.74 g/t AuEq over 327.66 m

Results from Sullivan Gulch continue to demonstrate the potential of this zone. The results of three separate fences of drilling indicate the presence of a largely continuous strike of mineralization that extends well past the existing inferred resource boundary. The mineralized zone appears to average 100m to 200m thick and dips steeply to the southwest. The Sullivan Gulch zone remains open to the southeast and down dip direction, and this zone was not mined by previous operators. The zone extension is also coincident with the strong IP chargeability anomaly that continues for several hundred meters to the southeast.  Drilling has confirmed continuity and expansion potential in both resource and grade within certain large zones on the margins of the current inferred resource that were not previously mined by historical operations.

The Company announced on January 10, 2019 the results from the last drill hole drilled at Sullivan Gulch from 2018. Drill hole IDM18-59 represented a 260 m step out from the nearest drill hole, and is located approximately 400 m from the current inferred resource boundary.  In addition, the intercept bottomed in gold-silver mineralization with a 20-meter run of over 4 grams per tonne gold equivalent, indicating that the zone is potentially thicker than demonstrated by this +100 m wide intercept. The drill hole was collared at the extent of Integra's patented claim, as permits for the neighbouring BLM ground had not yet been finalized at the time of drilling. Integra now holds the required BLM drill permits, and intends to drill further along strike in 2019. Highlights of this drill hole included:

  IDM18_59 : 2.53 g/t AuEq* (incl 1.71 g/t Au and 69.03g/t Ag) over 109.73 m
  Drill hole IDM18_59 ended in mineralization with the last 20 m of the drill hole averaging more than 4 g/t AuEq (4.11 g/t Au/Eq over 21.34 m

The following idealized long section looking east highlights several of the 2018 Sullivan Gulch drill results that show a strong continuity of mineralization outside of the current inferred resource :

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Sullivan Gulch - Idealized Long Section Looking East

DeLamar Exploration Results - Henrietta and Other Targets

The Company announced on October 10, 2018 the discovery of a wide and shallow high-grade silver and gold zone result from the Henrietta Target, situated 500m west of the current DeLamar inferred resource boundary with mineralization starting within 100m from surface.

The following table highlights the initial drill holes from the Henrietta Target:

Drill Hole #	From (m)	To (m)	Interval (m)¹	g/t Au	g/t Ag	g/t AuEq²
IDM18_066	57.91	59.44	1.53	0.20	344.47	4.25
IDM18_066	74.68	105.16	30.48	0.35	252.69	3.33
Incl.	80.77	85.34	4.57	0.28	1,080.90	13.00
IDM18_069	91.44	121.92	30.48	0.45	11.26	0.58

¹ Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio)

² Gold equivalent = 5 Au/t + (g Ag/t ÷ 85)

Other targets include:

  IDM18_035 : 1.51 g/t AuEq over 19.82 m (SW DeLamar)
  IDM18_039 : 1.20 g/t AuEq over 36.58 m (DeLamar)
  IDM18_029 : 0.80 g/t AuEq over 99.06 m (Sommercamp)
  IDM18_42C : 1.90 g/t AuEq over 34.14 m (Sommercamp)
  IDM18_023 : 0.89 g/t AuEq over 112.62 m (Glenn Silver) incl 1.63 g/t AuEq over 34.75 m

*Gold equivalent = g Au/t + (g Ag/t ÷ 85)

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

These drill results released from other zones at DeLamar support the theory that mineralization at DeLamar extends at depth. Historical drilling on DeLamar is largely limited to 120 m, whereas, the Company has been drilling to an average vertical depth of 250 m. Strong mineralization has been intercepted on several occasions below 120 m, suggesting the deposit is open at depth.

Florida Mountain Exploration Results

The Company announced on September 24, 2018 initial drill results from the Florida Mountain deposit. Significant drill results from the Florida Mountain deposit included:

  1.45 g/t gold equivalent ("AuEq")* over 17.38 m;
  1.16 g/t AuEq* over 19.96 m; and
  1.44 g/t AuEq* over 32.00 m.

*Gold equivalent = g Au/t + (g Ag/t ÷ 85)

The Florida Mountain results are from a discrete vein zone, historically named the Alpine Vein, measuring 2 m to 3 m in true thickness on average. The vein shows classic low-sulfidation epithermal textures and related wall-rock alteration features.

The Company announced on November 8, 2018 the remaining drill results from the Florida Mountain Deposit. A total of 2,920 m was completed in 9 drill holes at Florida Mountain during the 2018 drill campaign, designated to test both the low-grade disseminated mineralization and select high-grade veins on the Deposit.

The following table highlights selected intercepts from this set of Florida Mountain drill results:

Drill Hole #	From (m)	To (m)	Interval (m)¹	g/t Au	g/t Ag	g/t AuEq²
IFM18_001A (previously reported)	39.01	56.39	17.38	0.55	75.92	1.45
IFM18_001A (previously reported)	75.59	87.48	11,89	0.84	2.91	0.88
IFM18_001A	292.00	313.33	21.33	1.90	283.36	5.23
Incl.	310.29	313.33	3.04	7.68	1,085.32	20.44
IFM18_004	84.89	131.67	46.78	0.34	19.74	0.57

¹ Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 80% conversion ratio)

² Gold equivalent = 5 Au/t + (g Ag/t ÷ 85)

RECENT 2019 EVENTS

The Company appointed Mr. Timothy D. Arnold as Vice President of Project Development, in January 2019. Mr. Arnold, a Reno-based, Professional Mining Engineer, comes to Integra with over 30 years of experience in mine project development, mine permitting and mine operational management on various projects in the western USA.

The Company announced on February 14, 2019 the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District. The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. As a result of our findings in Black Sheep, and in advance of a more substantial district scale exploration program, the Company has staked approximately 15 square kilometers of additional claims.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

In February 2019, the Company  and Kinross extended the maturity of the Promissory note from May 3, 2019 to November 3, 2019.

On February 28, 2019, the Company formally informed EM Strategies that it will transition the site water treatment management and environmental monitoring from EM Strategies to DeLamar Mining Company an indirect wholly owned subsidiary of the Company. As a result, the US$300,000 (C$409,260) security deposit and US$202,563 (C$276,336) placed in an escrow account will be released to DeLamar Mining Company in May 2019.

2019 OUTLOOK

Integra's 2019 exploration program is currently scheduled to include 6,000 m of drilling at the DeLamar Deposit, 10,000 m of drilling at the Florida Mountain Deposit, and 4,300 m of drilling on newly acquired regional prospects well outside of the current resource areas. Drilling will be conducted throughout the entire year as most areas are drill accessible during the winter months. The Company expects a revised resource estimate for the DeLamar Project in Q2 2019.

Integra has also initiated a comprehensive metallurgical test work program using McClelland Laboratories Inc. based in Reno, Nevada. The metallurgical studies are aimed at defining the ore processing characteristics for potential future development and production scenarios at DeLamar and Florida Mountain. Milling scenarios, including flotation and cyanidation, in addition to heap leach scenarios, and combinations of the two options, are being studied for use in the upcoming Preliminary Economic Assessment (PEA).

With the resource update and metallurgical data in-hand, the company expects to initiate a PEA looking at various development and production options for the DeLamar and Florida Mountain gold-silver Deposits. Subject to the completion of further studies, the Company believes that incorporating one or more development alternatives in parallel, with mineralized material sourced from both the DeLamar and Florida Mountain Deposits, will lead to a positive preliminary outcome in terms of estimated production profiles and project economics. The study is expected to be completed in H2 2019.

The following is the current proposed timeline for exploration and engineering work on the DeLamar Project in 2019:

  Drilling: January through November 2019
  Revised Resource Estimate: Q2 2019
  Metallurgical Sampling Program: Q2 2019
  Preliminary Economic Assessment: H2 2019

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

PROPERTIES

DeLamar Project, Idaho

The DeLamar Project consists of the neighbouring DeLamar Deposit, Florida Mountain Deposit, the newly acquired Black Sheep District and the War Eagle Property.

The bulk of the information in this section is derived from the Technical Report and Resources Estimate for the DeLamar and Florida Mountain Gold - Silver Project, dated March 20 2018 (the "DeLamar Report") prepared by Michael M. Gustin, C.P.G., and Steven I. Weiss, C.P.G., of Mine Development Associates ("MDA"), which has been filed with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report is available for review under the Corporation's issuer profile on SEDAR at www.sedar.com.  Mr. Gustin and Mr. Weiss are Qualified Persons under NI 43-101.

Project Description, Location and Access

The DeLamar Project consists of 700 unpatented lode, placer, and mill site claims, and 18 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 6,726 hectares in southwestern Idaho, approximately 80 kilometers southwest of Boise. The property includes 396 acres leased from the State of Idaho, and this state lease is subject to a 5.0% production royalty of gross receipts. The property is located within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross. The total annual land-holding costs paid in 2018 was C$268,503 (US$196,821), which included Advance Minimum Royalties payments, lease payments to the Idaho Department of Lands, land access lease payments to landholders and BLM claim fees. That cost is expected to increase to approximately C$454,861 (US$333,427) in 2019, as the Company significantly increased its land package in 2018. All mineral titles and permits are held by DeLamar Mining Company  and by Integra Holdings U.S. Inc., each an indirect wholly-owned subsidiary of Integra. A 2.0% NSR royalty is payable to a predecessor owner of 101 of the unpatented claims. There are also four lease agreements covering five of the patented claims that include NSR royalty obligations of 2.5% to 5.0%. Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar Deposit claims that are unencumbered by the royalties outlined above. The Kinross royalty may be reduced to 1.0% upon Kinross receiving total royalty payments of C$10,000,000. The DeLamar Project open-pit mine areas have been in closure since 2003. Even though a substantial amount of reclamation and closure work has been completed at the site, there remain ongoing water management activities, monitoring and reporting. The Company's reclamation and remediation bonds, which are secured with surety bonds, are as follows: US$2,778,929 (C$3,791,015) with the Idaho Department of Lands, US$100,000 (C$136,420) with the Idaho Department of Environmental Quality, and US$51,500 (C$70,256) with the Bureau of Land Management.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces of gold and 97 million ounces of silver from 1891 through 1998. This includes an estimated 1.025 million ounces of gold produced from the original DeLamar underground mine and the later DeLamar open-pit operation. At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historic underground mines and late 1990s open-pit mining.

Mining activity began in the DeLamar Project area when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of DeLamar. During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, resulting in the initial settlement of Silver City. Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain. From the late 1800s to early 1900s, a total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from underground mines in the DeLamar Project property.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The mines in the district were closed in 1914 and very little production took place until the 1930s, when gold and silver prices increased. Placer gold was recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process dumps from the DeLamar mine. The flotation mill reportedly operated until the end of 1942.

During the late 1960s, the district began to undergo exploration for near-surface, bulk-mineable gold and silver deposits and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at DeLamar Mountain, known as the DeLamar mine. In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company, and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the entire joint venture to operate the DeLamar mine with 100% ownership. NERCO was purchased by the Kennecott Copper Corporation in 1993. Two months later in 1993, Kinross acquired a 100% interest in the DeLamar mine and property, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994. Mining ceased in 1998 and milling ceased in 1999. Mine closure activities commenced in 2003; with closure and reclamation were nearly completed by 2014, including removal of the mill and other mine buildings, and drainage and cover of the tailings facility.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver. From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar Area totaled 625,000 ounces of gold and about 45 million ounces of silver. This production came from a number of pits developed at the Glen Silver, Sommercamp (including Regan), and North DeLamar. In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes per day, with a milling capacity of about 3,629 tonnes per day. In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine. The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities. Florida Mountain Area production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of midMiocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

Earth Resources and NERCO geologists defined a local volcanic stratigraphic sequence in the DeLamar and Florida Mountain Areas. The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings. The porphyritic and banded rhyolite flows and domes were interpreted to have been emplaced along a system of ring fractures developed above a shallow magma chamber that supplied the erupted rhyolites. This magma chamber was inferred to have been intruded within a northwest flexure of regional north-northwest trending Basin and Range faults. At Florida Mountain, flow-banded rhyolite flows and domes cap a sequence of pyroclastic units that overlie basaltic lava flows.

Gold-silver mineralization has been recognized in two types of deposits: within 1) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite, and to a lesser degree in the overlying rhyolite; and 2) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veinlets that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 centimeters in width. This second type of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted exclusively within the rhyolite.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite. Much of the quartz is massive, but some has drusy or comb structure and a lamellar variety is locally abundant. Vein widths vary from a few centimeters to several meters, but the veins persist laterally for as much as several hundreds of meters. Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite. Variable amounts of pyrite and marcasite, and minor chalcopyrite, sphalerite, and galena occur in some veins.

The bulk mineable type of mineralization has been delineated in four broad, lower-grade zones, two of which overlap and are centered on fissure veins. This type of mineralization has been described as zones of closely spaced veinlets and fracture fillings in porphyritic rhyolite. Most of the veinlets are less than 5 mm in width and have short lengths that are laterally and vertically discontinuous. Small veins can form pods or irregular zones up to 1- to 2-centimeters wide that persist for several centimeters before pinching down to more restricted widths. In highly silicified zones, porphyritic rhyolite is commonly permeated by anastomosing microveinlets typically less than 0.5-millimeters wide. Vein gangue minerals consist mainly of quartz, with minor amounts of adularia. Naumannite, acanthite and acanthite-aguilarite solid solution are the principal silver minerals, with lesser amounts of argentopyrite, selenium-bearing pyrargyrite, selenium-bearing polybasite, cerargyrite, selenium-bearing stephanite, native silver, and native gold. Minor selenium-bearing billingsleyite, pyrostilpnite, and selenium-bearing pearceite have also been reported. Ore minerals are generally very fine grained.

In the flow banded rhyolite, scattered zones of mineralized breccia occur most frequently near the base of the unit. These breccias consist of close-packed angular fragments of flow-banded rhyolite in a chalcedonic matrix and crosscut flow layering. Larger bodies of breccia, interpreted as volcanic vent breccias, contain narrow zones of hydrothermal breccia associated with mineralization.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model. This model has its origins in the DeLamar - Silver City district, where it was first developed by Lindgren (1900) based on his firsthand studies of the veins and altered wallrocks in the De Lamar and Florida Mountain mines. Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide. The host-rock setting of mineralization at the DeLamar Project is similar to the simple model shown in the Figure below, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below. The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world. Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar Project include the past-producing Castle Mountain mine in California, as well as the Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada. The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar Project. At both DeLamar and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Mineral Resources

The mineral resource estimations for the DeLamar Project were completed in accordance with NI 43- 101. The modeling and estimation of the mineral resources were completed under the supervision of Michael M. Gustin, a qualified person with respect to mineral resource estimations under NI 43-101.

The gold and silver resources were modeled and estimated by:

• Evaluating the drill data statistically;

• Separately interpreting gold and silver mineral domains on a set of north-looking cross sections spaced at 30-meter intervals at the Florida Mountain Deposit and 320°-looking sections spaced at 30.48 meter (100-foot) intervals at the DeLamar Deposit;

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

• Using the cross sectional mineral domains to directly code three-dimensional digital block models to the modeled mineral domains;

• Analyzing the modeled mineralization spatially and statistically to aid in the establishment of estimation and classification parameters; and

• Estimating grades into the models using the coded mineral domains to control the estimation.

A mineral resource has such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. In order to meet this definition, the DeLamar Project resources are comprised of all model blocks lying within optimized pits that have an AuEq grade of 0.3 g/t or higher. The optimized pits and cutoff grade reflect a potential operating scenario in which the mineralization is mined by open-pit, milled, and processed in leach tanks. The parameters used in the pit optimization are listed in the table below.

Summary of Resource Optimized-Pit Parameters

Mining	$ 2.40 $/tonne mined
Mill Process	$ 11.00 $/tonne processed
G&A	$ 4,000,000 $/year
Tonnes per day	12,500
Tonnes per year	4,375,000
G&A	$ 0.91 $/tonne processed

Gold Recovery	95%
Silver Recovery	80%

Gold Price	$ 1,300 $/oz
Base Silver Price	$ 18 $/oz

The gold-equivalent value of each model block was used solely for the purposes of applying the 0.3 g AuEq/t cutoff to in-pit blocks and thereby define the project resources. Gold equivalent grades are calculated as follows: g AuEq/t = g Au/t + (g Ag/t ÷ 85) The equivalency factor is derived from the differentials in the prices and recoveries of gold and silver. The mineral resources of the Florida Mountain and DeLamar Deposits are summarized in the tables below.

Florida Mountain Deposit Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
36,605,000	0.57	675,000	14.12	16,621,000	871,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. The effective date of the Florida Mountain Deposit resource estimate is January 30, 2018

4. Rounding may result in apparent discrepancies between tones, grade and contained metal content

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

DeLamar Deposit Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
117,934,000	0.41	1,592,000	24.30	91,876,000	2,673,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. The effective date of the DeLamar Deposit resource estimate is October 1, 2017

4. Rounding may result in apparent discrepancies between tones, grade and contained metal content

Total resources for the DeLamar Project are summarized in the table below.

Total DeLamar Project Gold and Silver Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
154,539,000	0.45	2,267,000	21.92	108,497,000	3,543,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. Rounding may result in apparent discrepancies between tones, grade and contained metal content

The current mineral resources include only the modeled mineralization that was not mined during the historical open-pit operations, with the exception of a small mineralized stockpile in the DeLamar area that has sufficient drill data to allow its inclusion in the resources.

The DeLamar Project resources are classified entirely as Inferred, despite the fact that the drill spacing is sufficient to support higher classifications in many portions of the modeled areas. The reasons for the Inferred classification include: (i) the resource estimations are based on a relatively simplistic cross-sectional coding of the block model; (ii) the geological support for the resource modeling does not generally attain a level that would allow for higher resource classifications; (iii) all data used as the basis of the resource modeling are historical, and further compilation, evaluation, and verification of the historical data are required to increase confidence in the data; (iv) the as-mined topography, which defines modeled mineralization that has already been mined needs further refinement and verification in the DeLamar Deposit; and (v) uncertainties with respect to the densities applicable to the project resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Black Sheep District

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District ("Black Sheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in Black Sheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in Black Sheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the Black Sheep District showing highly anomalous gold and silver trends over significant lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

In 2019, the Company will commence an extensive regional exploration program at Black Sheep. This regional exploration program will include:

  Additional rock-chip sampling and prospect scale mapping
  A regional airborne magnetic and radiometric survey
  Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and Black Sheep Districts.

During the second half of 2019, the Company anticipates selective drilling of targets within the Black Sheep District.

War Eagle Property

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

The following table highlights several of the best intercepts drilled by previous explorers of War Eagle Mountain, as described in historic drill data tabulations.

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14 incl	131.06 131.06	213.36 134.11	82.30 3.05	4.07 32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40	152.40	195.07	42.67	8.83
incl	166.12	176.78	10.67	19.19
W51	124.97	132.59	7.62	8.04

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

1. The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators' exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of December 31, 2018, December 31, 2017, and December 31, 2016, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements.

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Operating loss	(15,396,499)	(2,553,781)	(73,738)
Other income (expense)	588,660	(2,970,096)	415,764
Net income (loss)	(14,807,839)	(5,523,877)	342,026
Net income (loss) per share	(0.25)	(0.29)	0.21
Other comprehensive income (loss)	(105,079)	116,939	-
Comprehensive income (loss)	(14,912,918)	(5,406,938)	342,026
Cash and cash equivalents	15,420,540	16,660,293	3,700
Restricted cash, long-term	2,267,778	3,646,423	-
Exploration and evaluation assets	58,422,192	59,335,430	-
Total assets	78,827,015	80,851,343	20,322
Total current liabilities	8,587,843	3,135,999	882,931
Total non-current liabilities	40,660,609	50,614,122	-
Working capital surplus (deficiency)	7,335,491	13,928,742	(862,609)

The current operating loss of $15,396,499 was mostly driven by exploration expenses as well as head office expenses including compensation, corporate development and marketing, office, professional fees, and stock-based compensation expenses. The significant change in 2018 compared to 2017 is mostly due to the start of exploration drilling in February 2018. The operating loss of $2,553,781 for the year ended December 31, 2017 compared to an operating loss of $73,738 for the year ended December 31, 2016 was driven mostly by compensation, corporate development, office, professional fees, and stock-based compensation expenses. The Company incurred significantly higher operating expenses in 2017 when compared to 2016, due to the increased corporate activity, purchase of an exploration asset in Q4 2017 and commencement of exploration expenses.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Other income (expense) of $588,660 (other income) in the year ended December 31, 2018 is mostly due to a foreign exchange gain partially offset by reclamation accretion expenses. The significant difference between $2,970,096 (other expense) for the year ended December 31, 2017 and $415,764 (other income) for the year ended December 31, 2016, was mostly driven by the accretion expense and foreign exchange expense incurred in 2017.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the current year and the year ended December 31, 2017, compared to the year ended December 31, 2016 increased significantly as a result of the increase in cash and cash equivalents (the Company's successful financings in November 2018 and October 2017) and exploration and evaluation assets (due to the DeLamar and Florida Mountain project acquisitions). Total current liabilities increased as of December 31, 2018 due to the accounts payable balance and the promissory note to Kinross (which was reclassified this year from non-current liabilities to current liabilities). Total non-current liabilities significantly increased as of December 31, 2017, due to the long-term reclamation and remediation liabilities, related to the DeLamar project acquisition. Total non-current liabilities decreased for $10 million in the current year, comparing to the year ended December 31, 2017, due to the reclassification of the promissory note to Kinross from non-current liabilities to current liabilities in 2018 and a significant decrease of the non-current reclamation liability in 2018. The non-current reclamation liability decreased in the current year due to the change of future costs estimates and the discount and inflation rates in 2018, which resulted in a $10 million reclamation adjustment (equally impacting the exploration and evaluation assets - see the "Reclamation adjustment" in the table below).  Working capital increased significantly as of December 31, 2017, compared to December 31, 2016 due to an increase in cash and cash equivalents in the year ended December 31, 2017 (mostly driven by the Company's October 2017 private placement). Even though the Company raised $17 million from its non-brokered (closed on October 31, 2018) and brokered (closed on November 6, 2018) offerings, there was an overall decrease in working capital as of December 31, 2018, due to cash expenditures spent on drilling, the Florida Mountain deposit acquisition, exploration expenses, and corporate general administration expenditures. In addition, the further increase in current liabilities (driven by the promissory note liability reclassification from non-current to current liabilities) also contributed to the overall working capital decrease as at December 31, 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The following table outlines the exploration and evaluation assets break-down:

Exploration and Evaluation Assets Summary:

	DeLamar Deposit	Florida Mountain Deposit	War Eagle Claims	Black Sheep Claims	Total
Balance at December 31, 2016	$-	$-	$-	$-	$-
DeLamar's acquisition costs	59,331,666	-	-	-	59,331,666
Advance minimum royalty	3,764	-	-	-	3,764
Balance at December 31, 2017	$59,335,430	$-	$-	$-	$59,335,430
Cash payments	-	2,728,400	47,747	-	2,776,147
Claim Staking	59,522	71,748	-	138,363	269,633
Technical due diligence	13,235	16,506	27,060	-	56,801
Legal expenses	3,394	256,925	61,201	-	321,520
Title review and environment	-	33,300	8,888	-	42,188
Other expenses	-	4,930	6,407	-	11,337
Promissory note interest accretion expenses	361,095	-	-	-	361,095
Reclamation adjustment*	(9,972,051)	-	-	-	(9,972,051)
Depreciation**	(11,751)	-	-	-	(11,751)
Translation difference***	5,188,598	-	-	-	5,188,598
Total	54,977,472	3,111,809	151,303	138,363	58,378,947
Advance minimum royalty	9,140	34,105	-	-	43,245
Balance at December 31, 2018	$54,986,612	$3,145,914	$151,303	$138,363	$58,422,192

*Reclamation adjustment is related to the Company's 2017 reclamation assumptions revisions (discount and inflation rates changed), affecting the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

**A staff house building with a fair market value of US$187,150 (C$255,310) has been included in the DeLamar property. This building is being depreciated.

***December 31, 2017 closing balance of US $47,298,071 (C$59,335,430), translated to C$ with the December 31, 2018 exchange rate equals to $64,524,028, resulting in a $5,188,598 translation difference.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

Net loss for the year ended December 31, 2018 was $14,807,839 (comprehensive loss $14,912,918), compared to a net loss of $5,523,877 and comprehensive loss of $5,406,938 for the year ended December 31, 2017. Main differences between the relevant periods were driven mostly by exploration expenditures, compensation expenses, corporate development and marketing expenses, office expenses, professional fees, stock-based compensation, and other non-operating expenses (such as accretion expense), partially off-set by foreign exchange gain and interest income.

Overall, operating expenses were much higher in the current period given the volume of the exploration activities at the DeLamar and Florida Mountain deposits and the significant increase in corporate activity during the year ended December 31, 2018. Furthermore, for the first half of 2017, the Company operated under care and maintenance, only incurring necessary costs to keep operating; non-operating income was much higher in the current year, mostly due to the reclamation accretion adjustment, foreign exchange gain, translation adjustment, and the interest income.  The variances between these two periods were primarily due to the following items:

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017
  Exploration and evaluation expenses: the Company incurred $9,512,437 in exploration expenses during the year ended December 31, 2018 (December 31, 2017 - $275,968). The significant variance with the comparative period is a result of the Company's exploration activities at the DeLamar and Florida Mountain deposits. The Company acquired the DeLamar deposit in Q4 2017 and started exploration drilling in February 2018. The Company acquired the Florida Mountain deposit in Q2 2018 and incurred significant exploration expenditures by the end of Q4 2018. The Company incurred $275,968 exploration expenditures in 2017, in preparation for its 2018 drilling activities.
  Compensation and benefits expenses: these expenses amounted to $2,338,269 in the current year (December 31, 2017 - $895,231). The significant increase is due to the hiring of new executives, employees and directors in the second half of 2017 and in 2018. For the first half of 2017, the Company was under care and maintenance, incurring minimal staffing and operating costs.
  Stock-based compensation: the Company incurred $1,577,664 in stock-based compensation in the current year (December 31, 2017 - $617,762). The variance is due to the vesting of stock options granted throughout 2018, and during the last quarter of 2017 to new executives, employees, consultants, and directors.
  Corporate development and marketing expenses: these expenses amounted to $672,064 in the current year (December 31, 2017 - $155,945). The variance is due to increased marketing activities in the current period. For the first half of 2017, the Company operated under care and maintenance, only incurring necessary costs to keep operating. The Company only commenced marketing activities in Q4 2017. Such marketing activities mostly comprised of participation in mining investment shows and marketing road shows.
  Office expenses: for the year ended December 31, 2018, the Company incurred $508,426 (December 31, 2017 - $205,531) in office expenses. The increase is mostly a result of intensified activity at the head office and on site. Office expenses include items such as insurance, travel, telephone and internet expenses, computers and software, and bank fees. For the first half of 2017, the Company operated under care and maintenance, only incurring necessary costs to keep operating.
  Professional fees for the year ended on December 31, 2018 totaled $403,287 (December 31, 2017 - $297,227). The variance is the result of the increased corporate activity in 2018. For the first half of 2017, the Company operated under care and maintenance, only incurring necessary costs to keep operating. Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses.
  Other income (expense) total was $588,660 (other income) in the current year, compared to $2,970,096 (other expenses) in the comparative year, mostly due to the foreign exchange gain (non-cash item), and the Company's interest income.
  Other comprehensive loss total was $105,079 in the current year, compared to $116,939 (income) in the comparative year, mostly due to the foreign exchange translation adjustment.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

THREE-MONTH PERIOD ENDED DECEMBER 31, 2018

Net loss for the three-month period ended December 31, 2018 was $3,258,355 (comprehensive loss $3,205,852), compared to a net income loss of $5,228,543 and $5,111,604 comprehensive loss for the same period in 2017. This significant difference between the relevant periods was driven mostly by exploration expenditures, compensation expenses, professional fees, stock-based compensation, and other non-operating expenses (such as accretion expense), partially off-set by foreign exchange gain, translation adjustment, and interest income.

Overall, operating expenses were much higher in the current period given the volume of the exploration activities at the DeLamar and Florida Mountain deposits and the increase in corporate activity during the three-month period ended December 31, 2018; other non-operating income was much higher in the current three-month period, mostly due to the lower accretion expenses and a foreign exchange gain. The significant variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $1,839,977 in exploration expenses during the quarter ended December 31, 2018 (December 31, 2017 - $275,968) at the DeLamar and Florida Mountain deposits. No significant exploration expenditures occurred in the comparative period, as the Company acquired the DeLamar Deposit in Q4 2017 and started exploration drilling in February 2018.
  Compensation and benefits expenses: these expenses amounted to $1,050,132 in the three-month period ended December 31, 2018 (December 31, 2017 - $734,117). The variance can be explained by the addition of employees at the corporate office and on-site management.
  Stock-based compensation: The Company incurred $445,546 in stock-based compensation in the three-month period ended December 31, 2018 (December 31, 2017 - $617,762). The variance is due to the vesting of stock options granted throughout  2018, and during the last quarter of 2017 to new executives, employees, consultants, and directors.
  Professional fees for the three-month period ended on December 31, 2018 totaled $163,515 (December 31, 2017 - $267,927). The variance is mostly due to 2017 legal fees related to the Company's 2017 TSX-Venture application and other matters resulting from the increased corporate activity in Q4 2017. Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses.
  Other income and expense was $651,370 (other income) in the three-month period ended December 31, 2018, compared to $2,991,155 (other expenses) in the comparative period, due to the lower 2018 accretion expenses offset by a foreign exchange gain (non-cash item) in 2018.

Net cash used by the Company in operating activities for the year ended December 31, 2018 was $14,480,439 (December 31, 2017 - $2,649,311).  Main differences between the relevant periods were driven mostly by exploration expenditures, compensation expenses, corporate development and marketing expenses, office expenses, and professional fees.

Investing Activities

Net cash used by the Company in investing activities for the year ended December 31, 2018 was $2,410,015 (December 31, 2017 - $7,947,047).  Significant investing activities include the property acquisitions, purchase of property, plant and equipment, purchase of a long-term term deposit investment (held in escrow), and the promissory note fair market value adjustment.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The cash used in investing activities was partially off-set by a release of cash in long-term deposits. The Company reclamation bond were previously guaranteed by letter of credits (long-term deposits). The Company replaced the letter of credits in 2018 with surety bonds requiring a 50% cash collateral. As a result, $1.9 million was released from restricted cash.

Financing Activities

Net cash flow from financing activities in the current year amounted to $15,650,701 (December 31, 2017 - $27,252,951). During the year ended December 31, 2018, the Company raised a gross amount of $11,500,000 from its November 6, 2018 brokered offering and $5,494,080 from its October 31, 2018 non-brokered offering and received $38,112 in cash from the exercise of brokers warrants. Net cash flow from financing activities in the comparative period amounted to $27,252,951 as a result of the Company's March 16, 2017, May 25, 2017, August 2, 2017 non-brokered private placements and October 30, 2017 brokered private placement.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
December 31, 2018	Nil	(3,258,355)	(0.04)
September 30, 2018 June 30, 2018	Nil Nil	(5,953,455) (4,013,715)	(0.11) (0.07)
March 31, 2018	Nil	(1,582,314)	(0.03)
December 31, 2017	Nil	(5,228,543)	(0.26)
September 30, 2017	Nil	(251,215)	(0.02)
June 30, 2017	Nil	(23,102)	(0.00)
March 31, 2017	Nil	(21,017)	(0.01)

Net losses in all 2018 quarters were driven mostly by exploration expenses, accretion expense, and G&A expenses such as compensation, corporate development and marketing, office expenses, professional fees, stock-based compensation, partially off-set by a foreign exchange gain in the first, second and fourth quarters of 2018.

Expenses were much higher in the last quarter of 2017 compared to other 2017 quarters, as the Company significantly increased corporate activity in the last quarter of 2017 and completed the acquisition of the DeLamar deposit.  The net loss of $5.2 million for Q4 2017 was driven mostly by an accretion expense of $2.4 million, a foreign exchange loss of $0.7million, exploration expenses of $0.3 million and G&A expenses such as compensation, corporate development and marketing, office expenses, professional fees, and stock-based compensation.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The Company had a working capital surplus of $7,335,491 at December 31, 2018 (December 31, 2017 - $13,928,742 working capital surplus). The Company raised gross proceeds of $17 million with its non-brokered and brokered financings. Working capital in the current year decreased due to a decrease in cash and cash equivalents (cash mostly spent on drilling, the Florida Mountain property acquisition, exploration, and head-office expenditures) and increase in current liabilities (due to the promissory note liability reclassified from non-current liabilities to current liabilities). The Company raised $27.3 million in October 2017, and the net proceeds funded most of its exploration activities and its general and administrative expenses for 2018. A portion of the net proceeds from the October 2017 financing was also used to pay Kinross $3.0 million in connection with the DeLamar acquisition. An additional $4.5 million is due to Kinross in November 2019 (subsequent to the year end, the promissory note's maturity date was mutually extended from May 2019 to November 2019).

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com  and on Integra's website at www.integraresources.com.

PROMISSORY NOTE LIABILITY

Promissory Note

In November 2017, the Company acquired the DeLamar Gold and Silver Deposit for $7.5mm in cash, of which $3.0mm cash was paid at the closing of the transaction and $4.5mm is due 18 months post closing of the acquisition (May 2019). The Company issued a non-interest bearing promissory note in the amount of $4.5mm. Management's estimate of the market interest rate for the debt was 8.5%. The determination of the fair value of the promissory note required management to use judgment, including management's estimate of a market interest rate. 25% of DeLamar's shares has been pledged as security for the promissory note and is guaranteed by Integra Holdings U.S. Inc.

	December 31, 2018	December 31, 2017
Principal amount	$4,500,000	$4,500,000
Discount on promissory note, net of accretion	(122,026)	(465,001)
Carrying value of promissory note payable	$4,377,974	$4,034,999

The promissory note liability was reported as of December 31, 2017 under the non-current liabilities. As of December 31, 2018, the promissory note liability is reported under the current liabilities, as the promissory note is due within 12 months.

Subsequent to the year end, the maturity date of the promissory note was extended from May 3, 2019 to November 3, 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

COMMITMENTS AND CONTINGENCIES

Net Smelter Return

A portion of the DeLamar Deposit is subject to a 2.5% NSR payable to Kinross. The NSR will be reduced to 1% once Kinross has received a total cumulative royalty payment of $10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property. The Company paid AMR in the amount of US$31,700 (C$43,245) in 2018 (December 31, 2017 - US$3,000 (C$3,764)). This obligation is expected to increase in 2019 to approximately US$117,450 (C$160,225). The Company paid annual land access lease and IDL rent payments of US$77,816 (C$106,157) in 2018 (December 31, 2017 - $Nil) and expect this obligation to increase in 2019 to approximately US$99,687 (C$135,993).  The Company also paid US$87,305 (C$119,101) in annual BLM claim fees in 2018 (December 31, 2017 - $Nil). BLM claim fees are expected to increase to approximately US$116,290 (C$158,643) in 2019. The AMR, annual land lease payments, IDL rent payments and BLM payments are expected to be greater in 2019 as the Company significantly increased its land package in 2018.

LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), replacing IAS 17, Leases and related interpretations. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. Early adoption is permitted if IFRS 15, Revenue from Contracts with Customers ("IFRS 15") has been adopted. The Company elected to adopt IFRS 16 early using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of January 1, 2018 and comparatives will not be restated.

IFRS 16 implementation details are included in Note 10 of the accompanying audited consolidated financial statements for the year ended December 31, 2018.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for lease prepayments, lease incentives received, the lessee's initial direct costs, and an estimate of restoration, removal and dismantling costs.

The right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment. The Company depreciates the right-of-use assets on a straight-line basis, over the lease term.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The following table outlines the Right-of-use assets summary as December 31, 2018:

Capital lease items	Lease term	Present value	Paid upfront	Total right-of-use assets at initial recognition	Depreciation	Carrying amounts
Balance, January 1, 2018	-	$-	$-	$-	$-	$-
Head office rent	5 years	$1,063,424	$74,154	$1,137,578	$(208,556)	$929,022
Vehicles	3 years	86,878	6,125	93,003	(8,417)	84,586
Balance, December 31, 2018		$1,150,302	$80,279	$1,230,581	$(216,973)	$1,013,608

These lease agreements have extension options, but those are not included in the calculation because management does not expect to renew these leases at the end of the lease terms.

The lease liability is initially measured at the present value of the lease payments to be made over the lease term, using the effective interest method for the present value determination.  Subsequently, the initial lease liability of $1,230,582 ($241,645 current and $988,937 long-term lease liability) was reduced by the applicable payments to $1,043,294 ($241,645 current and $801,649 long-term lease liability).

The following table outlines the Capital lease liability summary as December 31, 2018:

Capital lease items	Lease term	Current capital lease liability	Carrying long-term capital lease liability	Interest expense
Balance, January 1, 2018	-	$-	$-	$-
Head office rent	5 years	$212,685	$750,452	$93,498
Vehicles	3 years	28,960	51,197	2,048
Balance, December 31, 2018		$241,645	$801,649	$95,545

The Company subleased a portion of its head office to three companies for a total annual rent income of $93,500 (included in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected not to capitalize its short-term office rent agreements (related to its Reno office space). As December 31, 2018, the Company expensed $24,012 related to those short-term office rent agreements, included in the Office and site administration expenses.

As December 31, 2018, the Company's short-term lease commitment was $32,252.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2018, the Company had no material off-balance sheet arrangements, such as guaranteed contracts, contingent interest in assets transferred to an entity, derivative instruments or any obligations that may trigger financing, liquidity, market or credit risk to the Company.

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors and officers and enterprises that are controlled or significantly influenced by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As December 31, 2018, $473,970 (December 31, 2017 - $341,870) was owed to related parties, for payroll expenses, bonuses, consulting fees, and other expenses.  Due from related parties as December 31, 2018 was $40,053 (December 31, 2017 - $Nil), related to rent and office expenses (included in the receivables) due from entities for which Integra's directors are executives.

Remuneration attributed to key management personnel and associate companies for the years ended December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017
Short-term benefits*	$1,348,946	$708,037
Associate companies**	(75,583)	25,780
Stock-based compensation	1,155,653	570,570
Total	$2,429,016	$1,304,387

*Short-term employment benefits include salaries, bonuses and consulting fees for key management.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The following tables show the break-down of the short-term benefits attributed to key management and associate companies for the years ended December 31, 2018 and 2017.

Year ended December 31, 2018:

Related Parties		Compensation	Consulting fees	Total
George Salamis, CEO & President	$	Nil	$508,965	$508,965
Stephen de Jong, Director		Nil	120,000	120,000
David Awram, Director		25,023	Nil	25,023
Lisa McCormack, Former Director		14,892	Nil	14,892
Timo Jauristo, Director		6,092	15,000	21,092
Anna Ladd-Kruger, Director		1,938	Nil	1,938
Andree St-Germain, CFO		280,553	Nil	280,553
Max Baker, VP Exploration		376,482	Nil	376,482
Total		$704,981	$643,965	$1,348,946

Year ended December 31, 2017 (Mag Copper's management included):

Related Parties		Compensation	Consulting fees	Total
Irwin Lowy, Former President	$	Nil	$30,714	$30,714
Marco Guidi, Former CFO		Nil	12,000	12,000
Lisa McCormack, Former Director		Nil	Nil	Nil
Stephen de Jong, Director (1)		Nil	50,000	50,000
David Awram, Director (1)		3,824	Nil	3,824
George Salamis, CEO & President (1)		Nil	259,876	259,876
Andree St-Germain, CFO (1)		138,293	Nil	138,293
Max Baker, VP Exploration (1)		160,375	49,132 (2)	209,507
Total		$306,315	$401,722	$708,037

(1) Stephen de Jong, David Awram, George Salamis, Andree St-Germain and Max Baker joined the Company in Q3 2017.

(2) Consulting fees (US$40,000 - C$49,132) related to the DeLamar technical due diligence were paid to Baker Geoservices, a company owned by Max Baker, before he joined the Company as VP exploration. Those fees were capitalized, as part of the DeLamar acquisition costs.

Associate companies - 2018	Paid to	Received from	Net total
VRify Technology Inc. (1)	$11,382	$(47,896)	$(36,514)
Sandstorm Gold (2)	2,235	Nil	2,235
Contact Gold Corp. (3)	3,767	(45,071)	(41,305)
Total	$17,384	$(92,967)	$(75,583)

Associate companies - 2017	Paid to		Received from	Net total
VRify Technology Inc. (1)	$12,500	$	Nil	$12,500
Sandstorm Gold (2)	13,280		Nil	13,280
Total	$25,780	$	Nil	$25,780

(1) Stephen de Jong, Chairman of the Company, is the CEO of VRify Technology Inc. ("VRify"). The Company paid VRify fees for its virtual reality services. VRify paid the Company rent and office expenses.

(2) David Awram, a director of the Company, is a Senior Executive Vice President at Sandstom Gold ("Sandstorm"). The Company sub-rented office space from Sandstorm for the period of August 2017 to January 2018.

(3) George Salamis, president and CEO of the Company, is a director of Contact Gold ("Contact Gold"). Contact Gold paid the Company rent and office expenses.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

OUTSTANDING SHARE DATA

As required by IFRS, all references to share capital, common shares outstanding and per share amounts in the audited consolidated financial statements and accompanying notes for year ended December 31, 2018 have been restated retrospectively to reflect the January 2017 one for five and the August 2017 one for two-and-a-half share consolidations. The Company's outstanding options were adjusted on the same basis as the common shares, with proportionate adjustment being made to the exercise prices.

The following table outlines the outstanding share data as of the date of this MD&A:

April 25, 2019
Issued and outstanding common shares	77,307,511
Outstanding options to purchase common shares	7,243,500
Outstanding purchase warrants (issued in connection with the October 2017 financing)	1,748,651
Issued and outstanding common shares (fully diluted)	86,299,662

SUBSEQUENT EVENTS

On January 11, 2019, the Company granted 200,000 to a new employee and one consultant, at an exercise price of $0.87 per share, with the expiry date January 11, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions.

On January 16, 2019, the Company granted 125,000 to a new employee, at an exercise price of $0.86 per share, with the expiry date January 16, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions.

The Company and Kinross have extended the maturity of the Promissory note from May 3, 2019 to November 3, 2019.

On February 28, 2019, the Company formally informed EM Strategies that it will transition the site water treatment management and environmental monitoring from EM Strategies to DeLamar Mining Company, an indirect wholly owned subsidiary of the Company. As a result, the US$300,000 (C$409,260) in security deposit and US$202,563 (C$276,336) placed in an escrow account will be released to DeLamar Mining Company in May 2019.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Measurement uncertainties are described in the Company's audited consolidated financial statements for the year ended December 31, 2018.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's audited consolidated financial statements for the year ended December 31, 2018, consistent with the Company's audited consolidated financial statements for the year ended December 31, 21017, except for the following recent accounting pronouncements:

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2018 or later periods.  The Company has adopted the following new standards, amendments, and interpretations effective January 1, 2018:

IFRS 2 Share-based payments - Amendment was issued by the IASB on June 20, 2016 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements for the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payments that changes the classification of the transaction from cash-settled to equity-settled. These amendments did not impact the Company's consolidated financial statements for the years ended December 31, 2018 and 2017.

IFRS 9 - Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of January 1, 2018 and comparatives will not be restated.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

IFRIC Interpretation 22 - In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. According to the interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognized the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. This interpretation did not impact the Company's consolidated financial statements for the years ended December 31, 2018 and 2017.

IFRS 15 Revenue from Contracts with Customers - In May 2014, the IASB and FASB published this standard jointly and amended it in April 2016. This standard will replace all existing IFRS and US GAAP guidance on revenue and introduce a 5-step model for recognizing revenue from contracts with customers.  New judgments and estimates will be required for the determination of the revenue line item in the financial statements. The new standard will require analysis of all sales contracts to ensure the promises to the customers are identified and accounted for appropriately. All companies will be subject to extensive new disclosure requirements. Calendar year companies are required to apply this standard for year ends beginning on January 1, 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

The Company adopted this standard in 2018 with no impact of the standard on the Company's consolidated financial statements at this stage. In the event that commercial production is declared, revenue from the sales of gold and silver would be recognized based on the identification of contract with customers, the determination of performance obligation under the contract, transaction price, and the contract execution time frame.

IFRS 16 - In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), replacing IAS 17, Leases and related interpretations. The standard introduces a single on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. Early adoption is permitted if IFRS 15, Revenue from Contracts with Customers ("IFRS 15") has been adopted. The Company elected to adopt IFRS 16 early using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of January 1, 2018 and comparatives will not be restated.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future. Readers are advised to study and consider risk factors stressed below.

The following are identified as main risk factors that could cause actual results to differ materially from those stated in any forward-looking statements made by, or on behalf of, the Company.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no known body of commercial ore on the DeLamar Project or on the War Eagle and Black Sheep claims.  There is no certainty that the expenditures to be made by Integra in the exploration of the DeLamar Project and the recently acquired claims or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Financing Risks

Integra will require additional funding to conduct future exploration programs on the DeLamar Project and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production.  In addition, Integra has fixed payment obligations but no source of revenue.  It must pay the $4.5 million outstanding amount owing to Kinross USA by November 2019, while the DeLamar Project requires reclamation work of between US$1.0 million and US$1.8 million per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash. The only sources of future funds presently available to Integra are the sale of equity capital, or the offering by Integra of an interest in its properties. There is no assurance that any such funds will be available to Integra on acceptable terms, on a timely basis or at all.  Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Limited Operating History

Integra has undergone a complete transition of its management and Board in the second half of 2017. The Company has a limited operating history under this new team, and accordingly there is no prior operating history with the Company that can serve as a guide to the potential for its future success.  Integra acquired the DeLamar Project in November 2017, an asset that has substantially increased the nature and scale of the business of Integra. The integration of this new asset with a new management team imposes heightened risks related to the ongoing business prospects of Integra.

Volatility of Commodity Prices

The development of the Company's properties is dependent on the future prices of gold and silver. As well, should any of the Company's properties eventually enter commercial production, the Company's profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted), and political developments. The effect of these factors on the prices of precious metals, and therefore the economic viability of the DeLamar and any future projects, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the DeLamar and any future projects to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to commence commercial production, which could have a material adverse impact on the Company's financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

Limitations on the Mineral Resource Estimates

The mineral resource estimates on the DeLamar Project are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated mineral resources on the DeLamar Project should not be interpreted as assurances of commercial viability or of the profitability of any future operations. Moreover, all of the resources are reported at an "inferred" level. Inferred mineral resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Reliance on Management

The success of the Company depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

No History of Earnings

Integra has no history of earnings or of a return on investment, and there is no assurance that the DeLamar Project or any other property or business that Integra may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.  Integra has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

Environmental Risks and Other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations, including any proposed development of the DeLamar Project, will require the submission and approval of environmental impact assessments.  Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for noncompliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.

There is the potential for substances or conditions existing on the DeLamar Project that would impose obligations on the Company under environment law arising from prior mining activities.  The mine on the property has been in closure for approximately 20 years with only modest ongoing reclamation obligations remaining and Integra has no indication of any latent environmental damage.  Nevertheless, the DeLamar Project was the source of historical mining activity going back over 150 years and any undiscovered issue existing on the property from those activities would likely be the responsibility of Integra.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Integra and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities.  In particular, prior to any development of the DeLamar Project or the recently acquired claims, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others.  There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Land Title

The acquisition of title to resource properties in this part of the western USA is a very detailed and time-consuming process.  No assurances can be given that there are no title defects affecting the properties in which Integra has an interest, particularly on the DeLamar Project.  The DeLamar Project includes areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations.  The DeLamar Project and the newly acquired claims may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  Other parties may dispute title to a property, or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people. The title may also be affected by undetected encumbrances or defects or governmental actions. Integra has not conducted surveys of the DeLamar Project, and the precise area and location of claims and other mineral rights may be challenged. Integra may not be able to register rights and interests it acquires against title to applicable mineral properties. An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated. Although Integra believes it has taken reasonable measures to ensure proper title to the DeLamar Project, there is no guarantee that such title will not be challenged or impaired.

Influence of Third Party Stakeholders

The mineral properties in which Integra holds an interest, or the exploration equipment and road or other means of access which Integra intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies.  In the event that such third parties assert any claims, Integra's work programs may be delayed even if such claims are not meritorious. Such claims may result in significant financial loss and loss of opportunity for Integra.

Insurance

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes.  It is not always possible to obtain insurance against all such risks and Integra may decide not to insure against certain risks because of high premiums or other reasons.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Integra's properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability.  Integra expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  Integra expects to carry liability insurance with respect to its mineral exploration operations, but is not expected to cover any form of political risk insurance or certain forms of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of Integra.  If Integra is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy. The lack of, or insufficiency of, insurance coverage could adversely affect Integra's future cash flow and overall profitability.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Significant Competition for Attractive Mineral Properties

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available.  Integra expects to selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Integra, Integra may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  In addition, Integra's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to Integra may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, Integra's ability to obtain financing on satisfactory terms, if at all.

Community Relationships

The Company's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of its project. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial position and operations.

Share Price Fluctuations

In recent years, capital markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.

Integra's Operations are Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Integra's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Integra. These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Integra might undertake and legal claims for errors or mistakes by Integra personnel.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Conflicts of Interest

Certain directors and officers of Integra are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Integra.  Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Integra.  Directors and officers of Integra with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Currency Fluctuations

The Company's operations in the U.S. make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  The Company reports its financial results in Canadian dollars with the majority of transactions denominated in U.S. dollars.  As the exchange rates between the U.S. dollar fluctuate against Canadian dollar, the Company will experience foreign exchange gains or losses.  The Company does not use an active hedging strategy to reduce the risk associated with currency fluctuations.

Disclosure Controls and Procedures

TSX Venture-listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of: (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's IFRS. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement, on a cost-effective basis, DC&P and ICFR as defined in National Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by E. Max Baker (FAusIMM), Vice President Exploration, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis ("MD&A") contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, the business operations and financial performance and condition.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures, the estimation of Mineral Resources (as defined herein); proposed exploration plans and expected results of exploration from the DeLamar Project; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; and currency and interest rate fluctuations.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objections, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional mineral resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner and the Company's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" above for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Years Ended December 31, 2018 and 2017

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the audited consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the audited consolidated financial statements with management. The Board of Directors has approved these audited consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

President and CEO

April 25, 2019